Park-Ohio Holdings Corp.

6065 Parkland Blvd.

Cleveland, Ohio 44124

November 27, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	John Cash, Accounting Branch Chief
Dale Welcome
Anne McConnell
Kenyar Daneshrar
Erin Jaskot

Re:	Park-Ohio Holdings Corp.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 15, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 15, 2013

File No. 0-03134

Park-Ohio Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 27, 2013

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Filed August 13, 2013

File No. 333-43005-01

Ladies and Gentlemen:

Park-Ohio Holdings Corp. (“Holdings”) and Park-Ohio Industries, Inc. (“Industries”), Ohio corporations (collectively, the “Company” or “we”), are submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 31, 2013.

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before its corresponding response.

Securities and Exchange Commission

November 27, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations

Net Sales by Segment, page 27

1.	Please revise future annual and quarterly filings to quantify the impact of the offsetting sales volume increases and decreases related to the industries and business units you identify. Also, please revise future annual and quarterly filings to disclose and discuss the factors that resulted in the sales volume increases and decreases during each period presented.

Response:

In future annual and quarterly filings, we will quantify the impact of the offsetting sales volume increases and decreases related to the industries and business units identified. We will also revise future annual and quarterly filings to disclose and discuss the factors that resulted in the sales volume increases and decreases during each period presented.

Cost of Products Sold & Gross Profit, page 28

2.	Please revise future annual and quarterly filings to quantify and more fully explain the factors you identify as impacting gross profit margins, including “product mix” and “improved operating efficiencies.” To the extent fluctuations in commodity prices, including the prices of steel, aluminum, nickel and copper, impact cost of products sold, please expand your narrative in future filings to provide a more quantified discussion of how these costs impacted gross margins during the periods presented, and management’s expectation of how these costs may impact future results.

Response:

In future annual and quarterly filings, we will quantify and more fully explain the factors we identify as impacting gross profit margins. In addition, to the extent commodity prices impact cost of products sold, we will expand our narrative in future filings to provide a more quantified discussion of how these costs impacted gross margins during the periods presented along with management’s expectation of how these costs may impact future results.

General

3.	In future annual and quarterly filings, please revise MD&A to include a discussion and quantified analysis of changes in segment operating income margins between comparative periods.

Securities and Exchange Commission

November 27, 2013

Response:

In future annual and quarterly filings, we will include a separate “Segment Analysis” section in MD&A that will provide a quantified analysis and discuss changes in segment net sales, segment operating income and segment operating income margins between all comparative periods presented.

Critical Accounting Policies and Estimates, page 34

4.	The disclosures related to your critical accounting policies and estimates appear to repeat the accounting policies included in the notes to your financial statements. Please expand your disclosures in future filings to address the following:

•	The types of assumptions underlying the most significant and subjective estimates;

•	Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and could materially affect your methodology or the assumptions described;

•	A quantitative discussion of the impact on your results if you assume accounting estimates were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimates or by using the reasonably possible range of the accounting estimate (for example, the impact of changes in pension assumptions); and

•	A quantitative and qualitative discussion of any material changes made to the accounting estimate during the period presented, the reasons for the changes, and the impact on your results.

Refer to SEC Releases 33-8098 and 33-8350.

Response:

In future filings, we will expand our disclosures to address: (i) the types of assumptions underlying the most significant and subjective estimates; (ii) any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur that could materially affect our methodology or assumptions; (iii) the quantitative impact of changes in the most material assumptions by either reasonably possible near-term changes in assumptions or a reasonably possible range of the accounting estimate; and (iv) material changes made to accounting estimates during the periods presented in a quantitative and qualitative discussion including the reasons for the change and impact on our results.

Securities and Exchange Commission

November 27, 2013

Item 8. Financial Statements and Supplementary Data, page 40

Consolidated Balance Sheets, page 43

5.	Please revise future filings to comply with ASC 350-20-45-1.

Response:

In future filings, we will disclose goodwill as a separate line for all periods presented as provided in ASC 350-20-45-1, to the extent applicable.

Note B – Segments, page 53

6.	We note your disclosure regarding the realignment of reportable segments. Please tell us, and clarify in future filings, if Aluminum Products, Rubber Products, Delo Screw Products, and FRS are operating segments that you realigned into your Assembly Components reportable segment. If they are, please demonstrate to us how they meet all the aggregation criteria in ASC 280-10-50-11. If they are not, please demonstrate to us how you determined they are not operating segments and explain to us what, if any, other changes were made to your organizational structure and/or management reporting as a result of the realignment of your reportable segments.

Response:

Aluminum Products, Rubber Products, Delo Screw Products and FRS are components of our Assembly Components operating/reportable segment and do not otherwise meet all the characteristics of an operating segment pursuant to ASC 280-10-50-1. Most notably the individual operating results of these components are not regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated or to assess performance. Additionally, we do not aggregate operating segments for reporting purposes. Our three operating segments are our reportable segments.

In future filings, we will include the following clarification that Aluminum Products, Rubber Products, Delo Screw Products and FRS are components of our operating segments that were realigned into our Assembly Components operating/reportable segment. The following illustrates the disclosure that the Company plans to provide in the Segment footnote section of future annual reports on Form 10-K, as applicable.

During the second quarter of 2012, as a result of the FRS acquisition, the Company realigned its segments in order to better align its business with the underlying markets and customers that the Company serves. In so doing, we realigned the following components with FRS to form the Assembly Components operating/reportable segment: Aluminum Products, Rubber Products (previously included in the former Manufactured Products operating/reportable segment) and Delo Screw Products (previously included in the Supply Technologies operating/reportable segment). The former Manufactured Products operating/reportable segment is now referred to as Engineered Products. The results of operations of FRS from the date of the acquisition through December 31, 2012 are included in the Assembly Components operating/reportable segment. The business segment results for the prior years have been reclassified to reflect these changes. The following is a description of our three operating/reportable segments.

Securities and Exchange Commission

November 27, 2013

In future filings, the Company confirms that it will continue to present its operating segment information consistent with this reporting structure, to the extent applicable.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Compensation Components, page 19

7.	We note your disclosure on page 19 that in 2012 only Mr. Edward Crawford participated in the Bonus Plan. With a view toward future disclosure, please tell us how your compensation committee determines to include or exclude certain named executive officers from participation under your Bonus Plan.

Response:

The Company’s Bonus Plan is an objective, pre-determined performance-based incentive plan intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended. Section 162(m) generally disallows a tax deduction for compensation over $1.0 million paid to a public company’s chief executive officer and certain other named executive officers; however, Section 162(m) exempts qualifying performance-based compensation if certain requirements are met, including that such compensation be paid based on pre-determined, objective criteria.

The Compensation Committee believes that it is generally in the Company’s best interest to attempt to structure performance-based compensation, including annual bonuses, to named executive officers who may be subject to Section 162(m) in a manner that satisfies the statute’s requirements. However, the Compensation Committee also recognizes the need to retain flexibility to make compensation decisions that may not meet Section 162(m) standards when necessary to enable the Company to meet its overall objectives, even if the Company may not be able to deduct all of the compensation.

At this time, the Compensation Committee’s intent is to include only Mr. Edward Crawford in the Bonus Plan and link his annual cash bonus award to a pre-determined performance measure so that his annual cash bonus will qualify for the performance-based exemption under Section 162(m). With respect to the other named executive officers, the Compensation Committee intends that their annual cash bonus awards be fully discretionary based on subjective criteria to retain the most flexibility to reward individual performance and contribution as well as the overall financial performance of the Company.

In future proxy statements, we will provide additional disclosure regarding the Compensation Committee’s rationale for including or excluding named executive officers from participating in the Bonus Plan consistent with the response set forth above.

Securities and Exchange Commission

November 27, 2013

8.	We note your disclosure on page 19 that Mr. Edward Crawford was eligible for a bonus award equal to 4% of your 2012 consolidated adjusted income before income taxes. We also note that your compensation committee will continue to use 4% of consolidated adjusted income before income taxes as Mr. Crawford’s performance measure under your Bonus Plan in 2013. With a view toward future disclosure, please tell us how your compensation committee determined the amount of the bonus award, including whether the compensation committee used any pre-established financials goals to determine the amount of the bonus or if the bonus was fixed as a set percentage of financial performance, as suggested in your disclosure. Please also tell us how the compensation committee determined the appropriate percentage of consolidated adjusted income before income taxes to award Mr. Crawford, including any specific factors considered by the compensation committee, and whether there are any circumstances under the compensation committee could increase or decrease the amount awarded to Mr. Crawford. See Item 402(b) of Regulation S-K.

Response:

The Compensation Committee did not utilize pre-determined financial performance goals for the annual cash bonus payable to Mr. Edward Crawford. Rather, the Compensation Committee currently established and has historically utilized a pre-determined percentage (4%) of consolidated adjusted income before income taxes to determine Mr. Edward Crawford’s annual cash bonus. The Compensation Committee determined that adjusted income before income taxes is an appropriate measure of the Company’s core operating performance and therefore provides a direct correlation between Mr. Edward Crawford’s annual bonus award and the profitability of the Company. The Compensation Committee has determined that 4% of consolidated adjusted income before income taxes is an appropriate fixed percentage to provide Mr. Edward Crawford the incentive to maximize the Company’s profitability.

As noted in the proxy statement for the 2013 annual meeting of the Company’s shareholders, the Compensation Committee may exercise negative discretion to reduce Mr. Edward Crawford’s annual cash bonus under the Bonus Plan, but did not do so for 2012. The Compensation Committee is not permitted to increase such annual cash bonus.

In future proxy statements, we will provide additional disclosure regarding the Compensation Committee’s rationale for utilizing a fixed percentage of consolidated adjusted income before taxes to determine Mr. Edward Crawford’s annual cash bonus, as well as make clear that the Compensation Committee may not increase such annual cash bonus, consistent with the response set forth above.

9.	With a view toward future disclosure, please explain what individual performance and profitability information was considered in determining the 2012 bonus awards for each of the named executive officers aside from Mr. Edward Crawford. See Item 402(b)(2)(vii) of Regulation S-K.

Securities and Exchange Commission

November 27, 2013

Response:

With respect to our other named executive officers, for 2012, the Compensation Committee considered first, the overall financial performance of the Company, second, each other named executive officer’s individual contribution to the Company’s overall financial performance, third, individual leadership characteristics, and finally, internal equitable considerations.

In future proxy statements, we will provide enhanced disclosure regarding specific factors the Compensation Committee utilized or considered in awarding annual cash bonuses to our other named executive officers.

Park-Ohio Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

10.	To the extent applicable, please revise future annual and quarterly filings to comply with the comments related to Park-Ohio Holdings’ Exchange Act filings.

Response:

In future annual and quarterly filings of Park-Ohio Industries, Inc., we will conform our disclosures to comply with the comments related to Park-Ohio Holdings’ Exchange Act filings, to the extent applicable.

Item 8. Financial Statements and Supplementary Data, page 34

Note O – Supplemental Guarantor Information, page 64

Condensed Consolidating Statement of Income for the Year Ended December 31, 2011, page 68

11.	Please tell us the reason for the difference between the parent’s income from subsidiaries and the net income of the combined guarantor subsidiaries.

Response:

The reason for the difference between the parent’s income from subsidiaries and the net income of the combined guarantor subsidiaries is due to the elimination of the gain and the related tax effect resulting from the purchase by a non-guarantor subsidiary of Park-Ohio Industries’ 8.375% senior subordinated notes. The gain is included in the guarantor subsidiaries’ net income.

Securities and Exchange Commission

November 27, 2013

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Item 1. Financial Statements, page 3

Note P – Subsequent Event, page 16

12.	Based on your disclosures, it appears to us that your guarantor subsidiaries are subject to release provisions. Please tell us, and revise your condensed consolidating financial statements in future filings to disclose, the specific nature of the guarantor release provisions and your basis for determining the guarantees comply with the provisions of Rule 3-10 of Regulation S-X.

Response:

In future filings, we will disclose the specific nature of the guarantor release provisions and our basis for determining the guarantees comply with the provisions of Rule 3-10 of Regulation S-X. The following illustrates the disclosures that the Company provided in the Supplemental Guarantor Information footnote section of our quarterly report on Form 10-Q, for the quarterly period ended September 30, 2013, filed on November 14, 2013. The new disclosure has been underlined to facilitate the Staff’s review.

Each of the material domestic direct and indirect wholly-owned subsidiaries of the Company (the “Guarantor Subsidiaries”) has fully and unconditionally guaranteed, on a joint and several basis, to pay principal, premium, and interest with respect to the 8.125% Senior Notes due 2021. Each of the Guarantor Subsidiaries is “100% owned,” as defined by Rule 3-10(h)(1) of Regulation S-X.

The guarantee of a Guarantor Subsidiary will automatically terminate, and the obligations of such Guarantor Subsidiary under its guarantee of 8.125% Senior Notes due 2021 will be released:

(a) in the event of any sale or other disposition of all or substantially all of the assets or all of the capital stock of any Subsidiary Guarantor, by way of merger, consolidation or otherwise;

(b) upon designation of any Subsidiary Guarantor as an “unrestricted subsidiary” (as defined in the indenture governing the 8.125% Senior Notes due 2021 (the “Indenture”));

(c) upon defeasance or satisfaction and discharge of the Indenture; and

(d) upon the release of such Subsidiary Guarantor’s guarantees under all credit facilities of the Company (other than a release as a result of payment under or a discharge of such guarantee).

Effective in the third quarter of 2013, SSP was released from its guarantee of the 8.125% Senior Notes due 2021 in conjunction with its designation as an “Unrestricted Subsidiary” under the Indenture and the sale of 25% of its business. During the third quarter of 2013, all the outstanding

Securities and Exchange Commission

November 27, 2013

equity interests of a non-core business unit in the Supply Technologies segment were sold and the entity was released as a guarantor to the 8.125% Senior Notes due 2021 under customary conditions. As a result of the aforementioned releases from the guarantee to the 8.125% Senior Notes due 2021, all periods presented have been restated to reflect SSP and the disposed Supply Technologies’ business unit as non-guarantor subsidiaries.

*        *        *

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact me at 440-947-2215 or by facsimile at 440-947-2209.

Sincerely,

/s/ W. Scott Emerick
W. Scott Emerick
Vice President and Chief Financial Officer